[LETTERHEAD OF RELIANT ENERGY, INC.]

October 3, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC  20549-3561

Attention:	James Allegretto, Senior Assistant Chief Accountant
Regina Balderas, Staff Accountant
Mail Stop 3561

Re:	Reliant Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 2, 2007
File No. 1-16455

Dear Mr. Allegretto and Ms. Balderas:

                On behalf of Reliant Energy, Inc. (the Company or we, us or our), set forth below are responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) included in the Staff’s letter to Mark M. Jacobs dated September 21, 2007 (Comment Letter) regarding the above-referenced filings of the Company.  For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety followed by our responses.  Unless otherwise indicated, page numbers included in the responses refer to pages within the 10-K or the 10-Q.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the applicable sections of the 10-K or the 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 33

1.                                       In future filings, please revise your presentation of the contractual obligations table to conform to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K.  In this regard, we note the present maturity categories for your contractual obligations do not comply with the prescribed format.  If you believe your presentation is preferable, please explain.  Otherwise, please revise.

Company Response

We will revise the contractual obligations table to conform to the prescribed format in future filings.

Controls and Procedures, page 44

2.                                       We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in alerting them on a timely basis to material information required to be included in your reports filed or submitted under the Securities Exchange Act of 1934, as amended.  To the extent you elect to include a definition of disclosure controls and procedures in future filings, please expand your discussion to provide the entire definition prescribed by Exchange Act Rules 13a-15(e) and 15d-15(e).  Accordingly, please expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Company Response

In future filings, we will not include a definition of disclosure controls and procedures.

Financial Statements

Consolidated Balance Sheets, page F-6

3.                                       Please disclose separately in the balance sheet or in the notes to your financial statements any item in excess of five percent of total current liabilities included in “Other”.  If none, please supplementally provide the components comprising the balance.

Company Response

There were no individual components of “Other” current liabilities that exceeded five percent of total current liabilities of $2,693,243 thousand and $3,406,230 thousand as of December 31, 2006 and 2005, respectively.  The components comprising the balances are:

	Balance as of December 31, 2006 (in thousands)	Balance as Percentage of Total Current Liabilities (%)	Balance as of December 31, 2005 (in thousands)	Balance as Percentage of Total Current Liabilities (%)

Other taxes payable	$90,138	3.35	$69,165	2.03
Employee-related costs and benefits	89,316	3.32	49,184	1.44
Accrued other expenses (1)	74,575	2.77	58,062	1.70
Retail customer deposits	70,984	2.64	66,995	1.97
Accrued interest payable	64,014	2.38	75,818	2.23
Accrual for transmission and distribution charges	60,654	2.25	53,474	1.57
State income taxes payable	35,216	1.31	25,244	0.74
Accumulated deferred income taxes	3,867	0.14	—	—
	$488,764		$397,942

(1)          No amounts within these balances are greater than five percent of total current liabilities.

(2) Summary of Significant Accounting Policies, page F-14

(e) Credit Risk, page F-18

4.                                       We note from your disclosure that two non-investment grade counterparties represented a significant portion of your credit exposure as of December 31, 2006 and 2005.  We further note that you hold no collateral from these counterparties.  Please tell us, and expand your disclosure in future filings to indicate, whether you have established reserves for such credit exposure.  In your response tell us how, if at all, any established reserves pertaining to your exposure on non-investment grade counterparty risk relates to the amounts presented in the “Reserves deducted from derivative assets” in Schedule II on page F-71.

Company Response

We have incorporated credit reserves as of December 31, 2006 and 2005, into our estimate of fair value for derivative instruments with these two non-investment grade counterparties.  We will expand our Summary of Significant Accounting Policies—Credit Risk in future filings to indicate that for non-investment grade counterparties representing a significant portion of our credit exposure as of year-end, we have credit reserves.  Reserves pertaining to non-investment grade counterparty risk are included in Schedule II for “Reserves deducted from derivative assets.”

 (4) Intangible Assets, Page F-21

(a) Goodwill, page F-21

5.                                       We note the numerous impairment tests you performed during the last three fiscal years.  For each of the tests, please tell us whether you had to perform the second step of the goodwill impairment test in accordance with paragraph 20 of SFAS 142 due to the carrying amount of the reporting unit exceeding its fair value.  To the extent the second step was performed, please explain in detail why no impairment loss resulted.  We may have further comment.

Company Response

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, we were not required to perform the second step of the goodwill impairment test for any of our goodwill impairment tests performed during 2006, 2005 and 2004.

(5) Derivatives and Hedging Activities, Page F-23

6.                                       We note your disclosure in footnote 3 on page F-24 of the per share impact during 2006 resulting from the change in your methodology for estimating the fair value of derivative instruments.  For the reasons contained in the second to last paragraph in ASR 142, per share measurements, other than those permitted by GAAP, specifically APBO No. 30, should generally be avoided in the financial statements and selected financial data.  Such per share measurements are not prohibited in MD&A but should be balanced.  Accordingly, please remove this per share disclosure from future filings.

Company Response

We viewed this change in our methodology for estimating the fair value of derivative instruments as a change in accounting estimate in accordance with SFAS No. 154.  In accordance with paragraph 22 of that standard, we disclosed the related per-share amounts because the change “affects several future periods” and we believed this item was material.  For these reasons, we do not believe that the removal of the per share disclosure would be appropriate.

(6) Debt, page F-25

(c) Credit Facilities and Debt, page F-27

Convertible Senior Subordinated Notes, page F-28

7.                                       We note from your disclosure that on December 21, 2006, you completed an exchange offer for your 5.00% convertible senior subordinated notes resulting in the issuance of an aggregate of 28.6 million shares of your common stock and the payment of a cash premium of $41 million.  It appears you offered cash inducement in order to incent holders to convert their notes at the embedded conversion rate.  If our understanding is not correct, please clarify it with the terms of the offer.  If our understanding is correct please provide the following:

•                  The journal entries you recorded to account for this exchange offer.  Please also show us how the loss was calculated including any supplemental calculation of fair value.  Explain in detail why cash paid exceeded the amount of recognized loss.  We assume the transaction constituted an inducement offer and you applied paragraph 3 of SFAS 84.  If otherwise, please explain the accounting literature or practice followed.

•                  The amount of any discount or premium associated with the notes along with any deferred debt expenses and how such items were accounted for upon conversion.

We may have further comment.

Company Response

Your understanding of the above mentioned transaction is correct.  The payment of $41 million constituted an inducement offer and we applied paragraph 3 of SFAS No. 84.

In accordance with the guidance from SFAS No. 84 and the terms of the transaction, the premium for early conversion of the debt was calculated as follows:

	Single Bond	Bond Total on 99.2% Converted (in thousands)

Face value	$1,000.00
Stock price per share (rounded)	$13.44	$13.44
Conversion price per share (rounded)	$9.54
Number of shares (conversion price per share / face value)	104.8108	28,600
Parity value (stock price per share X number of shares) (rounded)	$1,408.66	$384,397
Tender price (rounded)	$1,558.66	$425,329
Premium percentage over parity (rounded)	10.65%
Premium	$150.00	$40,932

The journal entries for the transaction were as follows:

	Debit	Credit
	(in thousands)

LT Debt — convertible senior subordinated notes	$272,882
Debt conversion expense for premium	40,932
Debt conversion expense (transaction costs)	1,100
Accrued interest	4,775
Common stock — par(1)		$30
APIC		267,422
Cash		41,023
Debt conversion expense (for interest expense already recognized)		4,775
Unamortized deferred financing costs(2)		5,431
Accrued liabilities(3)		1,008

(1)          Rounded to $30 thousand to properly round in millions within the 10-K.

(2)          Associated amounts were included in the calculation of additional-paid-in-capital (APIC) as part of this transaction.

(3)          Represents transaction costs as a result of the early conversion inducement not paid as of December 31, 2006.

The loss recognized in our statement of operations related to this transaction was reported on a separate line item called “Debt conversion expense” and amounted to $37,257 thousand (see below).  Accrued and unpaid interest was paid as part of the premium resulting from the induced conversion and was not forfeited as part of the transaction.  Therefore, the debt conversion expense does not include the portion of the cash premium relating to the accrued interest, as interest expense had been recognized in the “Interest expense” line for the accrued interest incurred for the period through the inducement date.  Below is a reconciliation of cash paid for the transaction and debt conversion expense:

(in thousands)

Cash premiums paid	$40,932
Transaction costs paid	91
Total cash paid	41,023

Less: Accrued interest expense already recognized	(4,775)
Add: Accrued transaction costs related to transaction	1,008
Total debt conversion expense(1)	$37,256

(1)          Difference of $1 thousand due to rounding entry to the nearest thousands for this response.

Orion Power Holdings Senior Notes, page F-28

8.                                       Please supplementally quantify the amounts of acquisition adjustment related to the senior notes amortized to interest expense during the years ended December 31, 2006, 2005 and 2004.  Please tell us where in operating activities these amounts are reported in your statements of cash flows and why they are not separately line itemed.  To the extent material, please also expand your liquidity and capital resources discussion to discuss the cash flow impact of the amortization of the credit and related cash interest payments.

Company Response

Included in interest expense is amortization of $9 million for valuation adjustments for the Orion Power Holdings, Inc. senior notes for 2006, 2005 and 2004.  This disclosure is included in our 2006 Form 10-K under note 6(a) to our consolidated financial statements in sub footnote (4) to our debt table.  In our consolidated statements of cash flows, these amounts are included in the line item “Other, net” in cash flows from operating activities of (each in thousands) $12,590, $27,498 and $(7,058) for 2006, 2005 and 2004, respectively.  We do not believe these amortization amounts are material to separately disclose them on the face of the consolidated statements of cash flows.  These amortization amounts are not discussed in our liquidity and capital resources discussion because the amortization has no impact on our cash flows.  The interest payments are a reconciling item in the table on page 35, which reconciles our operating income (loss) to our net cash provided by (used in) operating activities.

(10) Stock-Based Incentive Plans and Benefit Plans, page F-31

9.                                       We note from your footnote disclosures on page F-36 that you estimate volatility for option awards under the Key Employee Program based on a combination of historical and implied volatility of your common stock and that you estimate volatility for awards under your Employee Stock Purchase Plan based only on historical volatility.  Please tell us your basis for utilizing different assumptions for these awards.

Company Response

The expected term of the awards under the Employee Stock Purchase Plan (ESPP) is six months, which is consistent with the semiannual “offering periods” (commencing on January 1 and July 1 of each year) of the ESPP awards.  The share price paid by participants equals 85% of the lesser of the average market price on the first or last business day of each offering period.

In accordance with Staff Accounting Bulletin No. 107, we are placing exclusive reliance on historical volatility to estimate fair value for the ESPP awards because the following factors were present:

•                  Given the short expected term of six months, we had no reason to believe that our future volatility over the expected term was likely to differ from our past;

•                  The computation of historical volatility used a simple average calculation method;

•                  A sequential period of historical data at least equal to the expected term of the share option was used (six months); and

•                  A reasonably sufficient number of price observations were used, measured at a consistent point throughout the applicable historical period (daily).

The expected term of the option awards under the Key Employee Program was three years, with a weighted average remaining contractual term of seven years as of December 31, 2006.  Therefore, we concluded that it would not be appropriate to place exclusive reliance on historical volatility for the option awards under the Key Employee Program in 2006, as we believe our future volatility over the expected term of three years would likely differ from our historical volatility.

Form 8-K, Filed August 20, 2007

10.                                 We note that on August 20, 2007 your Channelview subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the District of Delaware and that these entities will continue to operate their businesses as debtors-in-possession.  Please tell us the impact, if any, that you expect the petitions will have on your results of operations for the quarter ended September 30, 2007.  To the extent you anticipate no impact, please provide the basis for your conclusion.

Company Response

Based on our current facts and circumstances, we currently expect to deconsolidate the four Channelview subsidiaries that filed for relief under Chapter 11 of the United States Bankruptcy Code in the District of Delaware, effective August 20, 2007.  However, we continue to assess the appropriate accounting in light of any changes in facts, circumstances or assumptions as the bankruptcy case proceeds.  In addition, we are currently assessing whether there will be any income tax impacts of the deconsolidation or the bankruptcy process.

****

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your Comment Letter.  If you have any questions, please call Tom Livengood at 713-497-7522.

                                                                                                Sincerely,

/s/ Thomas C. Livengood

Thomas C. Livengood
Senior Vice President and Controller
Reliant Energy, Inc.

cc:                                 Mark M. Jacobs, President and Chief Executive Officer and Chief Financial Officer,

                                                        Reliant Energy, Inc.

                                                Michael L. Jines, Senior Vice President, General Counsel and Corporate Secretary,

                                                        Reliant Energy, Inc.

                                                Rocky L. Duckworth, Partner, KPMG LLP